SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March 2022	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1

Attention: Secretary's Department (Tel.: (416) 866-3672)

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: March 28, 2022	By:	/s/ Meigan Terry
Name: Meigan Terry
Title: SVP, Global Communications

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated March 28, 2022 - Scotiabank Amends Normal Course Issuer Bid